UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

30 Dov Hoz

Kiryat Ono, 5555626, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on September 27, 2023, titled “ParaZero Introduces New Geocaging Functionality Targeting Air Mobility Safety in Restricted Areas.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero Introduces New Geocaging Functionality Targeting Air Mobility Safety in Restricted Areas”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: September 27, 2023	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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